Oxiana
LIMITED

RECEIVED

2007 JUL 16 P 1:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07025258

5 July 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 June 2007 – 30 June 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Nathan Johnson
Assistant Company Secretary

Enc



OXIANA LIMITED NORTH AMERICAN ROADSHOW
JUNE 2007
Owen L Hegarty Managing Director and CEO

Oxiana LIMITED

Oxiana - value, growth, performance orientation

Shares:	1,529 Million
Unlisted options:	23 Million
Turnover:	20m Shares/day
Market Cap:	A$5.5 Billion
	US$4.6 Billion
Listed:	ASX
Code & Index:	OXR, S&P ASX 100
ADR Listing USA:	OXFLY
Share Price 21/06/07:	A$3.63

2006 Full Year Financial Results

Gross sales revenue	A$1,485M
EBITDA	A$810M
NPAT	A$553M
Earning per share	40c
Total dividend declared	8c
Cash on hand	A$670M
Net debt free	
Unhedged	


Management 3%
Retail 47%
Institutions 50%


Nth America 7%
Asia 2%
Other 1%
UK/Europe 22%
Australia 68%


Golden Grove Zinc 37%
Golden Grove By-products 6%
Sepon Gold 10%
Golden Grove Copper 8%
Sepon copper 39%

Revenue by Operation 2006

Quality assets, quality people, Australia - Asia - Pacific focus

VISION

To build a major mining company

STRATEGY

Asia, Australia, Pacific

Base and Precious metals

High margin, long life, upside

Organic growth, acquisition

NEAR TERM OBJECTIVES

~500,000 t/a Base Metals

~500,000oz/a Gold

PERFORMANCE MISSION

Quadruple bottom line excellence

VALUES

Respect, Action, Performance, Openness


Yunnan & Sichuan JVs, China
China MinMetals MOU
Southern China
LAOS
Sepon Gold and Copper Operations, Laos
Thai Goldfields JV, Thailand
Shin Ha JV, Cambodia
Martabe – Indonesia
Kalimantan, Indonesia
Prominent Hill Copper-Gold Mine Development Australia
Exploration JVs, QLD & SA
Golden Grove Zinc, Copper, Precious Metals Operation, Australia
Queensland
South Australia
Prominent Hill
Lake Way – 57%
Wiluna
Operation
Project
Exploration

Strong outlook for commodities

GOLD

Demand
- Physical market tight
- Seasonal demand
- Institutional investment

Supply
- Lower production
- Higher costs of supply

Other drivers
- US$ weakness
- Inflationary concern
- Geopolitical uncertainty
- Hedging is out

COPPER

Demand
- InfoTech revolution
- Electrification
- China the driver
- Intensity growth

Supply
- Fewer discoveries/new domains
- Lower grades
- Higher costs

Price
- Short term buoyant
- Long term strong

ZINC

Demand
- World demand strong
- Driven largely by China
- Infrastructure, construction, manufacturing, automotive
- Protecting the world

Supply
- Concentrate production weak
- Investment in new capacity subdued

Outlook
- Continuing deficit
- Inventories low
- Buoyant prices

Cumulative holding in gold Exchange Traded Funds and similar products



Tonnes
700
600
500
400
300
200
100
0
Q4'02
Q4'03
Q4'04
Q4'05
Q4'06

Source: World Gold Council, company websites

Head grade - existing copper mines



1.60
1.40
1.20
1.00
0.80
Trend in decline in head grade for existing global copper mine production
Forecast
1990
1994
1998
2002
2006
2010
2014
2018

Source: © Brook Hunt 2005, UBS estimates

China's investment in construction



Trillion Yuan
7
6
5
4
3
2
1
0
1990
1995
2000
2005
2010
2015

Source: ABARE

Opportunity in under explored Asia

Asia - 15% of 2006 global copper production


China
Indonesia
Laos
Mongolia
Remainder of Asia
Papua New Guinea
Australia
Remainder of World

Source: CRU Data

Asia a major net importer of copper


World
Asia
KT
20,000
15,000
10,000
5,000
0
15%
41%
51%
Mine
Smelting
Consumption

Source: Brook Hunt '06 4Q database, LS Nikko Copper Inc.

Asia receives only 3.9% of the global exploration budget


Pacific/SE Asia 3.9%
USA 7.7%
Latin America 24.0%
Australia 10.6%
Rest of World 18.1%
Canada 19.3%
Africa 16.4%

Worldwide Exploration Budgets by region, 2006

1,624 Companies' Budget Totalling $7.13 Billion

Source: MEG



ASIA

Oxiana Limited

Laos: growing mining industry

- Population - 6.3 m
- Market economy
- Strong GDP growth
- Growing infrastructure
- Priority sectors: Mining, Hydro, Tourism
- ASEAN Member

Sepon: new mineral district

- One agreement covers exploration to production MEPA
- 50 year operating period
- Covers a new mineral district
- Developed infrastructure
- Strong community support


CHINA
VIETNAM
Viet Tri
Thai Nguyen
Hanoi
Hong Gai
Haiphong
Nam Dinh
LAOS
PHU BIA
Pan Aust
Route 13
Vinh
Mai
SEPON
Oxiana
Vientiane
CHATREE
Kingsgate
Route 28A
Savannakhet
Dong Ha
Hue
Khon Kaen
Route 9
THAILAND
Da Nang
Nakhon Sawan
Ubon Ratchatani
Pakse
Nakhon
Ratchasima
Sari Buri
CAMBODIA
Bangkok


VIETNAM
MEPA
SPDA
28 sq kms
1,250 sq kms
N

Oxiana

Sepon gold and copper plant overview


Discovery East Gold pit
Gold Plant
• Resources: 3.3Moz
• Production: 174,000oz (2006)
• Expansion feasibility study
Khanong copper open pit
Copper ROM Pad
Crush and Grind
Leach Area
Oxygen plant
CCD Train
Solvent Extraction
Electro-winning
Copper Plant
• Resources: 1.7Mt
• Production: 60,800t cathodes (2006)
• Expansion feasibility study

Oxiana - producing copper metal at Sepon

Resources ~ 1.7Mt Cu
Reserves ~ 1Mt Cu

Mining: **Open Pit**
Processing: **Whole of ore leach, SXEW**
Product: **Grade A copper cathodes**

Production 2006: **60,803 tonnes**
Production 2007: **60,000-63,000 tonnes**

Cash costs 2006: **US73c/lb**

Milled grade 2006: **5.56% Cu**

Mine Life ~ 15 years

Expansion feasibility study underway.

Sepon Copper Field attributes

High grade	Hydro power
Near surface	Long life
Leachable	Upside


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
tonnes
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1

Quarterly copper production at Sepon

Sepon – copper now a major export


2010 – World Demand >20 Mtpa
Other 10%
Nth America 16%
W. Europe 23%
Asia


Sepon Copper Markets
Korea 12%
Thailand 29%
China / Taiwan
Malaysia
Vietnam 28%


China
LAOS
Thailand
Singapore

Sepon oxide gold operation

Commissioned 2002:	**1.25mtpa**
Expanded 2005:	**2.5mtpa**
Resources (oxide, partial oxide & primary)	**3.3Moz**
Mining	**Open pit**
Treatment	**2.9Mtpa CIL circuit**
2006 production	**173,524oz**
2007 production	**~100,000oz**
New Discoveries	• Pha Vat North • Vang Ngang East • Houay Yeng • Ban Mai • Pha Bing • Phu Xo • Houay Seun

Primary Gold Feasibility Study

Current resource: 2Moz

Resource modelling underway

Pressure oxidation of flotation concentrates preferred route

Construction: 2007/2008

Production: 2009


60,000
50,000
40,000
30,000
20,000
10,000
0
ounces
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1

Quarterly gold production

Sepon: a new mineral field

- New copper-gold district
- Un and under explored
- 15 prospects to test 2007
- 23 drill rigs


Intrusive centre & target
Nakachan
Pha Vat North Resource
Pha Bing
Dankoy
CURRENT MINING AREA
N
Ban Mai
Phavat
Thengkham South West
Houay Yeng
Houay Bang
Phu Xo

Martabe: on track to be a major gold producer

- **Good relationship local government and community**
- **Project close to road and port infrastructure**
- **Strong upside**

Martabe - 6 Moz of gold and 60 Moz of silver



Gold ozs
Silver ozs
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
Gold cut off = 0.5 g/t
100% of each site
Dec 2002
Dec 2003
Aug 2004
Dec 2004
Dec 2005
Jun 2006
Pro Forma Post AGC
GOLD
SILVER



MEDAN
TEBING TINGGI
KABANJAHE
PEMATANGSIANTAR
Lake Toba
PARAPAT
INDONESIA
TARUTUNG
SIBOLGA
MARTABE
PADANGSIDEMPUAN
KOTANOPAN
NATAL
50KM
Contract of Work

Indonesia

- **World class deposits**
- **Top global producer**
- **Key supplier to Asia**
- **Highly prospective**
- **COW system successful**

Indonesia - Martabe district potential high

Martabe has been the focus to date.

Limited drilling outside Martabe District since 1998.

No exploration from 1999 to early 2004.

2004 HoistEM Survey identified new targets.

The Kapur-Gambir prospect has returned assay results of up to 110metres @ 2.7 g/t gold.


BLEG Geochemistry
Sibolga CoW
Gold (ppb)
< 5
5 -10
10 - 50
> 50
MARTABE DISTRICT
KAPUR GAMBIR
INDIAN OCEAN
N

Oxiana

Regional advantage in under - explored Asia

China Minmetals HoA
- Jointly pursuing mineral exploration and development opportunities in China and elsewhere

Rexing JV – earning up to 80%
- **Target:** Polymetallic VHMS deposits
- New VHMS system identified

Thai Goldfields JV – earning 75%
- **Target:** epithermal gold
- High-grade results
- Drilling now

Shin Ha JV
- **Target:** Intrusive-related gold
- High-grade results at Okvau

Martabe
- Bankable Feasibility study underway
- Potential production 2009



INDIA
BURMA
CHINA
THAILAND
CAMBODIA
VIETNAM
SEPON
PHILIPPINES
MALAYSIA
Singapore
INDONESIA
KALIMANTAN
Sumatra
Jakarta
Java
500km

Sichuan Yangtze Jiang Minerals JV – earning 85%
- **Target:** gold and base metals
- Rock-chips up to 19% zinc

YJLM JV - earning 85%
- **Target:** Sediment hosted gold
- Project generation ongoing

Philippines
- 17.7% interest in Royalco Resources Limited
- Target: gold, copper-gold

AngloGold Ashanti JV for gold, Oxiana only for copper
- **Target:** gold and copper
- Highly under-explored
- Highly prospective

Kalimantan Gold Corporation JV
- **Target:** porphyry copper-gold
- Drilling targets now



AUSTRALIA

Golden Grove – high grade VHMS, significant upside

Resource base: (contained)
1.26Mt zinc, 587,000t copper,
41Moz silver, 811,000oz gold

Mine: Underground

Product: Zinc concentrate, copper concentrate,
High Precious Metals concentrate

Forecast Production 2007:(contained)
140,000 to 150,000t zinc
12,000 to 15,000t copper
50,000 to 55,000oz gold
3,000,000 to 3,500,000oz silver

Growth: Scuddles mine to reopen
Operational improvements
Expansion projects in pipeline
New discoveries
Exploration budget $15m



GOLDEN GROVE
NORTH
Yalgoo
Mt Magnet
Cue
Morawa



Zinc
Copper
Tonnes
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1

Oxiana

Golden Grove – major extensions unfolding

- Deposits open at depth
- Limited exploration to test extensions
- Little testing between orebodies
- Recent discoveries



Gossan Hill
Scuddles
1000 mRL
9000 mRL
8000 mRL
Cambewarra
Xantho
Ethel
Gossan Hill South
Georgette
Untested
44.5m @ 4.8% Cu
6.5m @ 5.3% Zn
2.6m @ 12.6% Zn
8.85m @ 8.8% Zn
24m @ 24.9% Zn
51.1m @ 1.82% Zn, 6.48% Cu
5%Zn
8.2m @ 18
7m @ 2.4% Cu
m @ 26.6% Zn
m @ 12.2% Zn
m @ 18.7% Zn
Dacite Intrusion
Oxide Gold
Zinc in GG6
Oxide Copper
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Massive Pyrite
Drill hole
500m

Prominent Hill - world's next significant copper-gold mine now under construction

Mining type:	Open pit
Resource base:	1.5Mt copper, 2.6Moz gold
Mining inventory:	80Mt at 1.24% Cu and 0.58g/t Au
Plant:	8Mtpa crush, grind, flotation
Production:	Average 190,000 dt/a concentrates
Average grade:	45% Cu, 19g/t Au, 57g/t Ag
Metal in concentrate:	90,000t/a Cu LOM average 115,000oz/a Au
Cash costs:	US75c/lb
Pre production capital:	A$775M
Status:	Construction, pre-stripping
First shipment:	Sept 2008

Competitive Fundamentals

- **100% ownership**
- **Attractive jurisdiction**
- **Nearby infrastructure**
- **Suitable scale**
- **High grade**
- **Excellent metallurgy**
- **Significant upside**


SOUTH AUSTRALIA
Prominent Hill

Prominent Hill - significant upside


West
East
10 year pit outline
1200mRL
Cover
800mRL
400mRL
0mRL
20m @ 0.8% Cu
204m @ 0.2% Cu, 0.1 g/t Au
('Western Rise' haematite breccia)
Untested
Copper
Potential
16m @ 2.4 g/t Au
19m @ 1.9 g/t Au
16m @ 1.4% Cu
Untested
Gold
Potential
47m @ 5.4% Cu, 0.3 g
9m @ 9.6 g/t Au
Chalcopyrite
Eastern
Gold
Zone
47m @ 1.2 g/t Au
60m @ 1.2 g/t Au
Gold
Potential
37m @ 3.2% Cu, 1.0 g/t Au
Base of current resource
93m @ 1.6% Cu, 0.4 g/t Au
24m @ 2.2% Cu, 0.? g/t Au
26m @ 3.9 g/t Au
28m @ 2.1% Cu, 0.6 g/t Au
17m @ 1.8% Cu, 0.6 g/t Au
53m @ 1.9 g/t Au
53m @ 1.3% Cu, 1.1 g/t Au
62m @ 1.4% Cu, 0.8 g/t Au
26.2m @ 1.4% Cu, 0.7 g/t Au
135m @ 1.5% Cu, 1.0 g/t Au
Underground
Mining
Potential
LEGEND
Drilling results:
135m @ 1.5% Cu
0 100 200 300 400
metres
4000mE
4400mE
4800mE
5200mE
5600mE
6000mE
6400mE

Prominent Hill – a major new mine


Concrete poured for primary crusher


HV substation being installed


Mining ahead of schedule


Reverse-osmosis water plant being installed

Excellent potential for more 'Prominent Hills'

4,175km2 of highly prospective tenements.

Proven mineral rich.

Remains under explored.

Prominent Hill model used for targeting.

Detailed gravity surveys undertaken.

13 targets for drill testing.


Prospect to be drilled
Mount Woods Inlier
1VD Gravity
EL 3079
Yellow Dog
Venus
EL 3056
Scorch
Wildfire
Armstrong
Blaze
EL 3162
Manxman
Taurus
EL 3228
Torch
Quaoar
Pluto
Neptune
PROMINENT HILL
EL 2901
N
20km
0
20
kilometres

Regional Exploration - Australia

Wiluna

- **Target:** gold, nickel, uranium
- Large prospective tenement package
- Known mineralisation
- Exploration 2007

Golden Grove – Regional Exploration

- **Target:** VHMS deposits
- 126km² of tenements
- Limited previous work
- Multiple deposits often found with this style of deposit elsewhere in the world

Prominent Hill – Regional Exploration

- **Target:** IOCG, Prominent Hill style
- Drilling at Neptune and Calaban intersected IOCG systems
- Testing of other targets continues


AUSTRALIA
Wiluna
Golden Grove
Prominent Hill
Melbourn

Oxiana – Minotaur Alliance

- **Target:** IOCG deposits in the Gawler Craton and Cloncurry District
- Large tenement package
- Copper mineralisation intersected at Naraku, near Cloncurry

Woolgar Joint Venture

- **Target:** High grade epithermal gold deposit
- 450,000oz outlined to date, drilling now
- View to significantly expand resource
- High grade results from recent drilling

Warroo Joint Venture

- **Target:** Intrusion related gold
- Geophysical surveys
- Drilling planned

Wiluna – highly prospective for gold, nickel, uranium


119°54'E
120°E
120°06'E
120°12'E
120°18'E
120°24'E
10KM
26°30'S
26°36'S
26°42'S
26°48'S
80Mt @ 0.8% Nickel
APEX
Oxiana EL & ML's
Lake Way deposit (Nova)
Centipede U deposit (Nova)
Honeymoon Well Ni deposit (Lion Ore)
Ni Sulphide target
Ni Laterite
Gold Prospect
Oxiana tenements
Tenement subject to Independence Nickel JV
Nova Energy Tenement


WESTERN AUSTRALIA
Wiluna
Kalgoorlie
PERTH

Lake Way – Centipede Resource

10-15 year life-of-mine

0.5-0.62kg/t U_3O_8 mining grade

750-1,000t/a U_3O_8

Development project pipeline


Tonnes Cu
250,000
200,000
150,000
100,000
50,000
0
2007 f
2010 est


Tonnes Zn
250,000
200,000
150,000
100,000
50,000
0
2007 f
2010 est


oz gold
600,000
500,000
400,000
300,000
200,000
100,000
0
2007 f
2010 est


oz silver
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
2007 f
2010 est

Projections only from mines and projects in:

- **Production**
- **Construction**
- **Definitive Feasibility**

No allowance for exploration success


SEPON
Copper plant expansion
Primary gold expansion
MARTABE
Bankable
Feasibility Study
GOLDEN GROVE
Incremental expansions
PROMINENT HILL
In construction
NOVA ENERGY
Uranium
LAKE WAY
Advanced project
Development
Project

Oxiana Group Development Projects

Oxiana - growth and performance oriented

Oxiana has grown its:
- Geographic & commodity diversity
- Resource base & production base
- Cashflow, earnings & balance sheet
- Market position
- Organisation
- Shareholder value
- Benefits for stakeholders

Continued growth through:
- Improving operations
- Expanding operations
- Discovering new resources
- Developing new resources
- Business development

MAJOR MINING COMPANY.







THANK YOU

www.oxiana.com.au P: +61 3 8623 2200 E: admin@oxiana.com.au

Oxiana LIMITED

Oxiana LIMITED

22 June 2007

AUSTRALIAN STOCK EXCHANGE RELEASE

OXIANA FURTHER BOOSTS ITS U.S. INVESTOR PRESENCE BY JOINING PINKSHEETS LISTING SERVICE

Oxiana is pleased to announce that its American Depositary Receipts (ADRs), which are currently being traded in the over-the-counter (OTC) market in the United States, have been listed on the International PrimeQX tier of International OTCQX. Oxiana's listing was formally approved on 14 June 2007.

International PrimeQX is a premium market tier operated by Pinksheets LLC that provides a gateway to U.S securities markets for international companies that are listed on a qualified international exchange. Importantly International OTCQX distinguishes the leading international issuers from the almost 8,000 companies trading over-the-counter (OTC) in the U.S. Only leading companies that have substantial operating businesses and make appropriate disclosures to the public are eligible for inclusion on International OTCQX.

International OTCQX provides non-U.S. issuers with an efficient platform on which to list securities and will enhance Oxiana's position in the OTC market. It will further improve the accessibility of Oxiana's ADRs to U.S. investors by providing real time quotes as well as a news service for timely publishing of current financial information, press releases and other important disclosures. U.S Investors will now be able to find current information about Oxiana on www.otcqx.com and www.pinksheets.com

The Bank of New York currently operates Oxiana's ADR program and will serve as Oxiana's Principal American Liaison (PAL) on International OTCQX.

Oxiana has been steadily building the number of ADRs since first listing in early 2006. This new service is expected to increase Oxiana's U.S. investor visibility and interest, and further grow the ADR program.

Owen L Hegarty
Managing Director and CEO

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Oxiana LIMITED

21 June 2007

Manager Companies
ASX Limited
Level 45, Rialto South Tower
525 Collins Street
MELBOURNE VIC 3000

Dear Sir,

Re: Oxiana Limited Executive Option Plan

This is to advise that a staff grant of one million options has been made pursuant to the Company's approved Executive Option Plan.

The exercise price for each option is $4.60.

The options have an expiry date of 18 June 2012.

Yours faithfully,

David J. Forsyth
Company Secretary

OXIANA LIMITED | Respect – Action – Performance – Openness | **WWW.OXIANA.COM.AU**

Level 9, 31 Queen Street
Melbourne, Victoria 3000

T: +61 3 8623 2200
F: +61 3 8623 2222

E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

apex

ASX/MEDIA ANNOUNCEMENT WEDNESDAY, 20 JUNE 2007

APEX EXPANDS WA GOLD CONSOLIDATION STRATEGY WITH A$29.5 MILLION WILUNA ACQUISITION

Apex Minerals NL (ASX:AXM) has further expanded its footprint on Western Australia's Eastern Goldfields region with the announcement today (Wednesday) that it has entered into an agreement with Melbourne-based **Oxiana Limited (ASX:OXR)** to acquire 100% ownership of the Wiluna gold mining and processing operation **(see Figure 1)**. The acquisition includes the plant and infrastructure, existing gold resources and additional exploration potential **(see Figure 2)**. Oxiana will retain a number of additional tenements in the region of the Wiluna mine acquired when it assumed ownership of Agincourt Resources Ltd in April 2007, as well as retaining the nickel and uranium rights over the sale tenements.

The A$29.5 million Wiluna acquisition will be satisfied by the payment to Oxiana by Apex of A$16.5 million in cash, the issue of A$10 million in Apex shares (based on the volume weighted average price of Apex over the 30 day period prior to Completion) and a further contingent payment of A$3 million to be made upon the resumption of gold production from the Sale Tenements. The transaction will require certain regulatory and other approvals including any required approvals under the ASX Listing Rules.

Apex will take possession of the Wiluna Project on 1st August 2007 on a care and maintenance basis. To that end, Oxiana will cease mining operations this month and continue processing ore until 31st July 2007.

The Wiluna Gold Project is situated 1,000 kilometres northeast of Perth and comprises granted mining leases covering approximately 50 square kilometres, as well as miscellaneous licences. The operation **has access to the Goldfields Gas Pipeline and includes gold resources totalling over 700,000 ounces (see Table 1), a ~1Mtpa processing facility and a BIOX® bacterial oxidation plant**, along with other established infrastructure.

This **acquisition increases Apex's classified gold resource inventory to approximately 2.5 million ounces**, and expands its total landholdings in the Eastern Goldfields to over 3,800 square kilometres.

Apex's Managing Director, Mr Mark Ashley, said the Wiluna acquisition complements the Company's broader gold strategy, considerably enhancing its plans to consolidate the ownership of various refractory gold deposits in the Eastern Goldfields region under a single company.

"In its recent history, the feed for the 1mtpa plant at the Wiluna operation has consisted of approximately 50% high grade underground ore with the balance made up from low grade open pit ore and stockpiles.

"Under Apex's strategy, the low grade material will be replaced with high grade feed from the Wilsons Deposit at Gidgee and from Youanmi.

"Ideally, we would have liked to maintain continuity of production at Wiluna following the acquisition, however our due diligence studies confirmed Oxiana's assessment that the operation cannot be sustained in its present form on the current reserves. Our view is that the economics of the operation would be significantly enhanced by Wiluna being placed on care and maintenance while resource and reserve extension drilling is undertaken and by combining future Wiluna production with production from the other recently acquired high grade deposits of Wilson's (Gidgee) and Youanmi, approximately 120km and 320km from Wiluna respectively", Mr Ashley said **(see Figure 1)**.

Apex expects to be in a position to make offers of employment to some current Wiluna employees as soon as practicable to assist with its proposed care and maintenance, resource and reserve extension and proposed future production activities. The Company intends to embark on a comprehensive underground resource extension and exploration drilling program following Completion of the acquisition.

It is now proposed that Wiluna will become the central treatment facility for Apex, replacing Gidgee as previously contemplated in the Company's announcement of the 3rd May 2007.

"We expect considerable capital and operating cost savings to accrue from access to gas generated power, along with the economies of scale achievable through the utilisation of Wiluna's 1Mtpa plant capacity (compared to Gidgee's 0.6Mtpa capacity), offsetting the increased costs of trucking", Mr Ashley said. "A large part of the consideration for Wiluna can be justified on the savings that would accrue from not having to refurbish and upgrade the Gidgee plant and relocate the BacTech plant from Youanmi to Gidgee as previously contemplated."

Mr Ashley further commented that it was a significant vote of confidence for Apex to welcome Oxiana as a shareholder and the board looked forward to a mutually beneficial association in the future.

"The option of utilising Wiluna as our first central processing facility presents Apex with a number of advantages over the plant refurbishment and relocation previously contemplated at Gidgee. Importantly, the Wiluna plant will be placed on care and maintenance in such a manner that it can be restarted rapidly and at minimal cost," Mr Ashley said. "This could also enable us to restart the plant earlier than currently planned if a suitable opportunity presented itself."

In order to fund the cash component of the Wiluna acquisition and provide working capital to advance this project, the Company expects to undertake a further capital raising to that announced on 1st June 2007.

Following the Wiluna acquisition and subject to relevant feasibility studies, Apex plans to be in a position to commence gold production within approximately 18 - 24 months at the initial

rate of around 200,000 ounces per annum (an increase of over 50% over that previously forecast), increasing to approximately 350,000 ounces per annum within three years which contemplates production from Aphrodite.

Completion of the Wiluna acquisition is currently expected to occur during August 2007.

The Wiluna Acquisition

Wiluna is a world class goldfield, having produced approximately 4 million ounces of gold during its history. Previous production and known resources occur in two main fault structures, the East Lode and West Lode, to a depth of 1,000m below surface (**Figures 2 and 3**). Current resources are summarised in **Table 1**. It is estimated that only 50% of the known extent of these lodes has been tested by systematic exploration drilling, and much of this at a very broad drill spacing. As such, there is considerable potential for the delineation of additional resources that will have a high probability of converting to reserves.

Apex intends to pursue a vigorous drilling program with the dual aim of infill drilling known resources to the indicated category, and drilling around known mineralised intercepts to delineate additional resources. This program will likely continue for 12 months in order to define sufficient resources and reserves at Wiluna to recommence mining at the same time as the Wilsons and Youanmi deposits are proposed to commence production.

Initial infill resource drilling will focus on the Henry5 and Calais zones, with concurrent extensional drilling at Calais South. Drilling will also be undertaken on additional targets known as Crispin, Henry North, Scroop and Brothers Reef to follow up previous mineralised drill intercepts with the aim of identifying additional resources.

Mark Ashley

Managing Director

Contact: **Office - +61 (0)8 6311 5555** **Mobile - +61 (0)411470104**

Table 1. Wiluna Mineral Resources as of 1st June 2007.

	MEASURED			INDICATED			INFERRED			TOTAL MINERAL RESOURCES		
WESTERN AUSTRALIA - WILUNA	Tonnes '000	Gold (g/t)	Oz '000	Tonnes '000	Gold (g/t)	Oz '000	Tonnes '000	Gold (g/t)	Oz '000	Tonnes '000	Gold (g/t)	Oz '000
East Lode - West Lode	0	0.0	0	1,222	5.6	218	1,108	5.4	191	2,330	5.5	410
Calais	24	6.9	5	191	6.9	43	82	8.3	22	296	7.3	70
Henry5	0	0.0	0	159	8.2	42	148	7.9	37	307	8.0	79
Happy Jack	0	0.0	0	0	0.0	0	118	7.6	29	118	7.6	29
Lone Hand - Adelaide - Moonlight	0	0.0	0	50	5.7	9	851	5.6	154	901	5.6	164
Magazine	0	0.0	0	51	3.6	6	9	4.8	1	60	3.8	7
Stockpiles	177	1.8	10	0	0.0	0	0	0.0	0	177	1.8	10
Total Wiluna Operation	201	2.4	16	1,673	5.9	318	2,315	5.8	435	4,189	5.7	768

Tonnes and ounces are rounded, causing minor computational errors.

These resources were correct as of 1st June 2007, but will have been partially depleted by mining during the two months from this date to the sale completion date of 31st July 2007.

The information in this report that relates to gold resources at Wiluna is based on information compiled by Paul Tan, who is a full time employee of Oxiana. Mr. Tan has sufficient experience of relevance to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a competent person as defined in the 2004 Edition of the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr. Tan consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

Figure 1. Apex project locations.


Apex Minerals NL
Apex Project Locations - North Eastern Goldfields
Apex Minerals Tenements
Nickel Mine / Deposit
Gold Mine / Deposit
Copper Mine / Deposit
NORTH
0
50
100
Kilometres
Scale: 1:2,250,000
Jundee
Wiluna
Wiluna
Gidgee
Gidgee
Cosmos
Prospero
Harmony
Rockys Reward
Perseverance
Darlot
Lawlers Ni Project
Lawlers
Waterloo
Thunderbox
Sinclair
Bannockburn
Famous Blue
Moolart Well
Rosemont
Youanmi
Youanmi
Tarmoola
Mertondale
Cardinia
Chatterbox
Sickle
Granny Smith
Wallaby
Apollo Hill Au Project
Gwalia
Sunrise Dam
Apollo Hill
Orient Well
Kookynie
Safari Bore
Menzies
Aphrodite
Aphrodite
Carosue Dam
KALGOORLIE
LOCALITY INSET
Map Area
Perth

Figure 2. Wiluna project tenements and operations.


WILUNA PROJECT TENEMENTS AND OPERATIONS
NORTH
Kilometres
Scale: 1:100,000
Wiluna Town
Moonlight
Adelaide
Bulletin
Henry 5
Happy Jack
Calais
Mill
West Lode
East Lode
Camp / Village
Goldfields Highway
Williamson
Tenements
Mining Leases
Mining Lease (Gold Rights Only)
Miscellaneous Licences
Pits
LOCALITY INSET
Darwin
Wiluna
Perth
Date : 19/06/2007
Scale : 1:100,000
Author : Mark Bennett
Drawn : Shane Taylor
File Name : WL_07005

Figure 3. Wiluna composite long projection showing development, resources and targets on East Lode and West Lode.


9000N
East Pit
West Pit
10000N
Happy Jack
11000N
Bulletin
12000N
1500rl
East Lode South
West Lode
Calvert
East Lode
1000rl
Bulletin Decline
Golden Age Decline
Scroop Target
Calais
Crispin Target
Calais South Target
Calais
Woodley
Henry North Target
Henry 5
Brothers Reef Target
250m
Legend
Resource
Target
500rl
apex

Oxiana
LIMITED

RECEIVED
2007 JUL 16 P 1:10

20 June 2007

OXIANA TO SELL WILUNA GOLD OPERATION TO APEX MINERALS

Oxiana Limited (Oxiana) has today reached agreement with Apex Minerals NL (Apex) for the sale of its Wiluna gold mining and processing operation. Apex will acquire the Wiluna assets for a consideration of $29.5 million, including $10 million in Apex shares and $16.5 million of cash on completion. An additional $3 million will be paid to Oxiana on resumption of gold production from the Wiluna tenements. Completion of the sale will be subject to regulatory and other approvals.

Oxiana assumed ownership of Wiluna in April 2007 through its acquisition of Agincourt Resources Limited and has moved quickly to complete a strategic review of all the assets acquired. Findings of that review have indicated that the operation cannot be sustained in its present form and further exploration and identification of additional mining reserves is required to ensure a sustainable mine life for Wiluna.

As such, Oxiana will cease mining operations at Wiluna this month and continue processing ore until 31 July 2007. Apex will take possession of the assets on 1 August 2007 on a care and maintenance basis whilst it explores for additional resources.

Oxiana will retain nickel and uranium exploration and development rights over the sale tenements in addition to retaining the majority of the tenements which were acquired from Agincourt (see figure attached). Oxiana will continue to explore the remaining Wiluna tenements.

The Wiluna assets will complement Apex's previously announced consolidation strategy in the Eastern Goldfields of Western Australia, (3 May 2007).

While operations will cease temporarily, the Apex acquisition offers the best potential for the resumption of production at Wiluna and the future of the gold field.

Owen Hegarty
Managing Director and CEO

About Oxiana Limited

Oxiana is an international mining and exploration company listed on the Australian Stock Exchange.
Oxiana is a successful, growing company with operating mines, new projects under development and a prospective portfolio of exploration projects. Oxiana is based in Melbourne, Australia, with a focus on Asia and Australia. Oxiana owns and operates the Sepon gold and copper mines in Laos and the Golden Grove base and precious metals operation in Western Australia. The Prominent Hill copper-gold mine in South Australia is currently under construction and the Martabe gold project in Indonesia is also being advanced. Oxiana also owns a 57 per cent interest in uranium developer and explorer Nova Energy Limited.

Oxiana's 2006 full year profit was $553 million. Oxiana has a market capitalisation of about AUD$5.6 billion. Oxiana is actively exploring in Laos, Thailand, China, Cambodia, Indonesia and Australia, with a strategy to expand our resource base in Australia, Asia and the Pacific.

About Apex Minerals NL

Apex Minerals NL listed on the Australian Stock Exchange in June 2002 under the Code AXM. During 2006, the Company unveiled a new strategic direction in the Australian minerals industry with a number of key board and management changes and the successful completion of a A$7 million capital raising. Following this, Apex unveiled a gold consolidation strategy with the acquisition of three advanced projects in Western Australia's Eastern Goldfields.

The projects involved were;

- The Gidgee project located 640km northeast of Perth
- The Youanmi project located 480km northeast of Perth, and
- Aphrodite Gold Project located 60km north of Kalgoorlie.

Apex's vision is to build a substantial new growth vehicle in the Australian minerals industry focussed on securing and pursuing new exploration and development projects in Australia, with a view to moving to production as soon as possible. To this end, the Company is assessing a broad range of opportunities, predominantly in gold and base metals, ranging from grass roots to production and including joint ventures, acquisitions and divestments.

Attachments

Location map of Wiluna tenements.


WESTERN
AUSTRALIA
Wiluna
Kalgoorlie
PERTH
APEX
Oxiana EL & ML's
10KM

Strategic Minerals Corporation N.L.

ACN 008 901 380
ABN 35 008 901 380

Level 1
460 Roberts Road
Subiaco, Western Australia 6008

P.O. Box 66
Floreat Forum WA 6014

Email: wally@stratmin.com.au
Website: www.stratmin.com.au

Telephone (08) 9388 8399
Facsimile (08) 9388 8676

12th June 2007
Australian Stock Exchange
ASX Online
Sydney NSW 2006

WOOLGAR GOLD PROJECT, QLD – PROGRESS REPORT

OXIANA /STRATEGIC – JOINT VENTURE

COMMENCEMENT - DRILL PROGRAM 2007

- **Oxiana have advised that it has now commenced the second stage of deep diamond drilling at the Woolgar Gold Project in Northern Queensland.**
- **The program consists of an initial 7 – 11 diamond holes, designed to further assess the overall vertical depth extent of the gold mineralised epithermal veins in the Sandy Creek area.**
- **The drilling is expected to provide a quantum step in understanding the vein system size.**
- **Oxiana is sole funding this current program under the terms of the Woolgar Project Farm In /JV agreement (refer terms of agreement - ASX announcement 15th February 2006).**

SUMMARY OF THE 2007 OXIANA PLANNED DRILLING

- **Additional drilling is planned on the basis that the recent drill results from the drilling campaign in late 2006 strongly support the possibility for discovery of additional high grade gold mineralised shoots below the depths currently tested by drilling. The current established gold resource in the Sandy Creek area has been defined above 100m vertical depth from surface.**

FIGURE 1.


WOOLGAR JV WORK PROGRAM 2007
Strategic
Sandy Creek 'Deeps' Diamond Drill Program
LEGEND
Jurassic sandstone cover
Permo-Carb sandstone, siltstone, volcaniclastic cover
Unconformity
Basement metasediments, dolerite and porphyry
Epithermal quartz veins / breccia
Drainage
Inferred fault zone
Drilled resource area
Drill target area
Proposed diamond drill hole 2007
1 kilometre
LOST WORLD
CAMP
GRAND CENTRAL
EXPLORER
EXPLORER SOUTH
SHANGHAI VEIN
FINN NORTH

END